Dreyfus
U.S. Treasury
Long Term Fund

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

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Contents

Dreyfus U.S. Treasury
Long Term Fund

The Fund

 A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus U.S. Treasury Long Term Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a year of low volatility in the U.S. bond market. Yields of 10-year Treasury securities remained within a relatively narrow range of just 75 basis points, making 2006 the third least volatile bond market since 1970. Yet, a number of developments during the year might have suggested otherwise, including mounting economic uncertainty, volatile energy prices, softening real estate markets, a change in U.S. monetary policy and ongoing geopolitical turmoil.

Why did fixed-income investors appear to shrug off some of the year's more negative influences? In our analysis, investors disregarded near-term concerns in favor of a longer view, looking to broader trends that showed moderately slower economic growth, subdued inflation, stabilizing short-term interest rates, a flat "yield curve" and persistently strong credit fundamentals. Indeed, 2006 confirmed that reacting to near-term influences with extreme shifts in investment strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet long-term goals, while attempting to ignore short term market fluctuations.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Christopher Pellegrino, Portfolio Manager

How did Dreyfus U.S. Treasury Long Term Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, Dreyfus U.S. Treasury Long Term Fund achieved a total return of 1.29%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Long-Term Index, achieved a total return of 1.88% for the same period.[2]

Although prices of long-term U.S. Treasury securities declined over the first half of 2006, they generally rallied over the second half as short-term interest rates stabilized and U.S. economic growth slowed. The fund's return was lower than the benchmark's, primarily due to market weakness in December when the fund was positioned for further potential gains.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. As a U.S. Treasury securities fund, the fund invests in U.S. Treasury bills, notes, bonds and other securities that are issued or guaranteed by the U.S. government and its agencies or instrumentalities. The fund may also invest in options and futures and enter into repurchase agreements with securities dealers that are backed by U.S. Treasuries.

Since U.S. Treasury bills, notes and bonds are backed by the full faith and credit of the U.S. government, they are generally considered among the highest-quality investments available. By investing in these obligations, the fund seeks to maintain a high degree of credit safety. Of course, the market value of the fund's securities and the value of fund shares are not insured or guaranteed by the U.S. government. The fund generally maintains a dollar-weighted average maturity that exceeds 10 years, which can result in significant risk of principal decline if interest rates rise sharply.

What other factors affected the fund's performance?

Bond prices declined over the first six months of 2006 in a generally robust economic environment. Market weakness was particularly pronounced in the spring, when investors reacted negatively to resurgent energy prices and other inflationary pressures. Consequently, long-term bond prices generally fell as investors revised upward their inflation and interest rate expectations. Indeed, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, driving the overnight federal funds rate to 5.25% by the end of June.

Market conditions changed substantially over the second half of 2006. Investor sentiment improved during the summer as U.S. economic growth moderated and the Fed held the federal funds rate steady in August, its first pause in more than two years. Investors first anticipated and then reacted favorably to the Fed's shift in policy, and the longer end of the bond market rallied.

The Fed's target for short-term interest rates remained unchanged for the remainder of the year, lending credence to the view that slower economic growth was likely to reduce inflationary pressures. Although U.S. Treasury securities continued to gain value over much of the fall, the market gave back some of its gains in December, when stronger-than-expected employment, housing and consumer confidence reports reminded investors that the U.S. economic expansion, while slowing, had not ended.

Early in the year, we set the fund's average duration in line with the benchmark, and we established a "barbell" yield curve strategy that underweighted the intermediate-term part of the maturity spectrum (two- to five-year range). However, we reduced the fund's average duration to a shorter position during the market turbulence in the spring, helping to protect the fund from the full brunt of the market's decline. When inflation fears ebbed over the summer, we moved to a slightly longer-than-average duration, and we adopted a more "bulleted" yield curve strategy, which helped the fund participate more fully in the market rally. However, these positions hurt performance during the unexpected market decline in December, accounting for much of the fund's underperformance relative to its benchmark.

In addition, the fund's returns were constrained by a position in Treasury Inflation Protected Securities (TIPS) that we established in the fall. We believed that TIPS represented attractive values after energy prices retreated from their previous record highs. However, energy prices remained low and volatile, suppressing investors' inflation expectations, and TIPS underperformed nominal Treasuries over the remainder of the year.

What is the fund's current strategy?

Recently mixed economic and inflation data suggest to us that the U.S. economy has continued to slow, but at a gradual pace. Accordingly, we believe that the Fed is likely to remain on hold for the foreseeable future as it assesses the impact of its previous rate hikes. Should the economy continue to weaken over the longer term, however, the Fed may be compelled to begin reducing short-term interest rates in an attempt to avoid a potential recession. Therefore, while as of year-end we have maintained the portfolio's average duration in a range that is slightly longer than industry averages, we are prepared to change the fund's positioning as circumstances change.

January 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Long-Term Index is an unmanaged performance benchmark for Treasury securities with maturities of 10 years and over; issues in the index must have par amounts outstanding greater than or equal to $1 billion.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus U.S. Treasury Long Term Fund and the Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Fund	**1.29%**	**5.29%**	**5.90%**

† Source: Lipper Inc.
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus U.S. Treasury Long Term Fund on 12/31/96 to a $10,000 investment made in the Merrill Lynch Governments, U.S. Treasury, Long-Term (10 Years and Over) Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account fees and expenses. The Index is an unmanaged performance benchmark for Treasury securities with maturities of 10 years and over; issues in the Index must have par amounts outstanding greater than or equal to $1 billion. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Long Term Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 3.38
Ending value (after expenses)	$1,065.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 3.31
Ending value (after expenses)	$1,021.93

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Bonds and Notes–101.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies–5.3%				
Federal National Mortgage				
Association, Notes	5.80	2/9/26	1,600,000	1,587,266
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	2,585,376	2,516,219
				4,103,485
U.S. Government Agencies/				
Mortgage-Backed–3.7%				
Government National Mortgage Association I:				
Ser. 2005-9, Cl. A, 4.03%, 5/16/22			232,787	227,963
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			257,378	251,963
Ser. 2006-9, Cl. A 4.20%, 8/16/26			521,983	509,759
Ser. 2006-5, Cl. A, 4.24%, 7/16/29			1,906,342	1,864,340
				2,854,025
U.S. Treasury Bonds–68.1%				
4.50%, 2/15/36			4,020,000 [a]	3,824,029
5.25%, 11/15/28			10,570,000 [b]	11,087,771
5.25%, 2/15/29			7,565,000 [b]	7,936,162
6.00%, 2/15/26			1,500,000 [b]	1,701,681
6.13%, 11/15/27			3,500,000 [b]	4,061,915
7.13%, 2/15/23			1,650,000 [b]	2,054,509
7.25%, 8/15/22			3,500,000 [b]	4,390,589
7.63%, 2/15/25			10,175,000 [b]	13,469,960
8.00%, 11/15/21			3,275,000 [b]	4,342,447
				52,869,063
U.S. Treasury Inflation				
Protected Securities–4.9%				
2.00%, 1/15/16			803,367 [c]	775,701
2.50%, 7/15/16			2,998,260 [c]	3,021,721
				3,797,422
U.S. Treasury Notes–19.7%				
4.25%, 8/15/13			4,120,000 [b]	4,017,968
4.50%, 2/28/11			1,500,000 [b]	1,489,395

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Notes (continued)		
4.50%, 11/30/11	6,200,000 [a]	6,146,723
4.63%, 11/15/16	3,660,000 [a]	3,637,129
		15,291,215
Total Bonds and Notes (cost $79,080,008)		**78,915,210**

Options–.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options–.0%		
3-Month Floor USD Libor-BBA Interest Rate, January 2009 @ 4	7,650,000	**7,795**
Put Options–.0%		
3-Month Capped USD Libor-BBA Interest Rate, June 2007 @ 5.75	15,500,000	**360**
Total Options (cost $28,159)		**8,155**

Short-Term Investments–14.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
4.85%, 3/8/07	100,000 [d]	99,139
4.78%, 2/1/07	3,000,000	2,988,690
4.82%, 1/4/07	7,950,000	7,948,967
Total Short-Term Investments (cost $11,033,564)		**11,036,796**

Other Investment–.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $84,000)	84,000 [e]	**84,000**

Investment of Cash Collateral for Securities Loaned—24.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $19,342,425)	19,342,425 e	**19,342,425**
Total Investments (cost $109,568,156)	**140.9%**	**109,386,586**
Liabilities, Less Cash and Receivables	**(40.9%)**	**(31,779,227)**
Net Assets	**100.0%**	**77,607,359**

a Purchased on a delayed delivery basis.

b All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities on loan is $33,324,378 and the total market value of the collateral held by the fund is $34,520,464, consisting of cash collateral of $19,342,425, U.S. Government and agency securities valued at $2,180,572 and Letters of Credit valued at $12,997,467.

c Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

d All or partially held by a broker as collateral for open financial futures positions.

e Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	101.7	Futures/Options	(.1)
Short-Term/Money Market Investments	39.2		**140.8**

† Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2006 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	76	15,506,375	March 2007	(100,938)
U.S. Treasury 10-Year Notes	143	15,368,031	March 2007	(151,547)
Financial Futures Short				
U.S. Treasury 5-Year Notes	30	(3,151,875)	March 2007	25,547
U.S. Treasury 30-Year Bonds	52	(5,794,750)	March 2007	164,125
				(62,813)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $33,324,378)–Note 1(b):		
Unaffiliated issuers	90,141,731	89,960,161
Affiliated issuers	19,426,425	19,426,425
Cash		600,349
Dividends and interest receivable		1,078,806
Receivable for shares of Beneficial Interest subscribed		12,520
Prepaid expenses		14,491
		111,092,752
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		35,080
Liability for securities on loan–Note 1(b)		19,342,425
Payable for investment securities purchased		13,925,867
Payable for shares of Beneficial Interest redeemed		89,767
Payable for futures variation margin–Note 4		17,063
Accrued expenses		75,191
		33,485,393
Net Assets ($)		**77,607,359**
Composition of Net Assets ($):		
Paid-in capital		87,552,038
Accumulated undistributed investment income–net		147,219
Accumulated net realized gain (loss) on investments		(9,847,515)
Accumulated net unrealized appreciation (depreciation) on investments[(including ($62,813) net unrealized depreciation on financial futures)]		(244,383)
Net Assets ($)		**77,607,359**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		4,911,406
Net Asset Value, offering and redemption price per share ($)		**15.80**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Investment Income ($):	
Income:	
Interest	3,744,624
Dividends;	
Affiliated issuers	49,621
Income from securities lending	14,412
Total Income	**3,808,657**
Expenses:	
Management fee—Note 3(a)	477,189
Shareholder servicing costs—Note 3(b)	157,050
Auditing fees	43,569
Registration fees	19,933
Trustees' fees and expenses—Note 3(c)	18,158
Legal fees	17,447
Prospectus and shareholders' reports	14,080
Custodian fees—Note 3(b)	3,427
Loan commitment fees—Note 2	647
Miscellaneous	11,579
Total Expenses	**763,079**
Less—reduction in management fee due to undertaking—Note 3(a)	(246,098)
Net Expenses	**516,981**
Investment Income —Net	**3,291,676**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(467,790)
Net realized gain (loss) on options transactions	(25,067)
Net realized gain (loss) on financial futures	182,457
Net realized gain (loss)	**(310,400)**
Net unrealized appreciation (depreciation) on investments [including ($189,055) net unrealized (depreciation) on futures]	(2,146,298)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,456,698)**
Net Increase in Net Assets Resulting from Operations	**834,978**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	3,291,676	3,059,012
Net realized gain (loss) on investments	(310,400)	2,919,840
Net unrealized appreciation (depreciation) on investments	(2,146,298)	(1,541,881)
Net Increase (Decrease) in Net Assets Resulting from Operations	**834,978**	**4,436,971**
Dividends to Shareholders from ($):		
Investment income–net	**(3,550,013)**	**(3,559,417)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	17,613,815	16,868,060
Dividends reinvested	2,625,856	2,494,134
Cost of shares redeemed	(22,908,232)	(18,568,581)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,668,561)**	**793,613**
Total Increase (Decrease) in Net Assets	**(5,383,596)**	**1,671,167**
Net Assets ($):		
Beginning of Period	82,990,955	81,319,788
End of Period	**77,607,359**	**82,990,955**
Undistributed investment income–net	147,219	82,118
Capital Share Transactions (Shares):		
Shares sold	1,118,693	1,027,773
Shares issued for dividends reinvested	167,733	152,302
Shares redeemed	(1,462,250)	(1,138,109)
Net Increase (Decrease) in Shares Outstanding	**(175,824)**	**41,966**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	16.31	16.12	16.24	16.18	15.20
Investment Operations:					
Investment income−net[a]	.65	.61	.54	.40	.56
Net realized and unrealized gain (loss) on investments	(.46)	.29	.06	.32	1.14
Total from Investment Operations	.19	.90	.60	.72	1.70
Distributions:					
Dividends from investment income−net	(.70)	(.71)	(.72)	(.66)	(.72)
Net asset value, end of period	15.80	16.31	16.12	16.24	16.18
Total Return (%)	1.29	5.62	3.87	4.47	11.43
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.96	.93	.97	.94	.93
Ratio of net expenses to average net assets	.65	.65	.66	.80	.80
Ratio of net investment income to average net assets	4.14	3.71	3.45	2.43	3.62
Portfolio Turnover Rate	203.80	134.72	1,413.24	1,618.06	1,219.47
Net Assets, end of period ($ x 1,000)	77,607	82,991	81,320	100,326	101,782

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1–Significant Accounting Policies:

Dreyfus U.S. Treasury Long Term Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation, (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments, financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the

Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after

November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $127,404 accumulated capital losses $9,093,896 and unrealized depreciation $958,520. In addition, the fund had $19,667 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $3,782,694 of the carryover expires in fiscal 2007, $498,604 expires in fiscal 2010, $4,280,495 expires in fiscal 2012 and $532,103 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $3,550,013 and $3,559,417, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums and treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $323,438 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from January 1, 2006 through December 31, 2006 to reduce the management fee paid by the fund to the extent that if the fund's aggregate expenses (as described above) exceed an annual rate of .65%

of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $246,098 during the period ended December 31, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2006, the fund was charged $66,595 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2006, the fund was charged $49,989 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2006, the fund was charged $3,427 pursuant to the custody agreement.

During the period ended December 31, 2006, the fund was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $39,932, chief compliance officer fees $2,044, custodian fees $1,778, and transfer agency per account fees $9,500, which are offset against an expense reimbursement currently in effect in the amount of $18,174.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions during the period ended December 31, 2006, amounted to $162,428,848, and $162,682,564, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2006, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) calls/put options in order to gain exposure to or protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

In addition, the following table summarizes the fund's call/put options written during the period ended December 31, 2006:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2005	16,020,000	90,050		
Contracts written	45,230,000	162,461		
Contracts Terminated:				
Closed	21,000,000	70,741	187,588	(116,847)
Expired	40,250,000	181,770	–	181,770
Total contracts terminated	61,250,000	252,511	187,588	64,923
Contracts outstanding December 31, 2006	**–**	**–**		

At December 31, 2006, the cost of investments for federal income tax purposes was $110,345,106; accordingly, accumulated net unrealized depreciation on investments was $958,520 consisting of $655,445 gross unrealized appreciation and $1,613,965 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus U.S. Treasury Long Term Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus U.S. Treasury Intermediate Term Fund, including the statements of investments and financial futures, as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus U.S. Treasury Long Term Fund at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended December 31, 2006 as qualifying interest related dividends. For State individual income tax purposes, the fund hereby designates 85.77% of the ordinary income dividends paid during its fiscal year ended December 31, 2006 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Gordon J. Davis (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 39

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

Lynn Martin (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its
  Council for the Advancement of Women from March 1993-September 2005
• Advisor to Ameritech (11/05 to present)

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• AT&T Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Foreign Relations

No. of Portfolios for which Board Member Serves: 9

——————————

Daniel Rose (77)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate
  development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 41

——————————

Philip L. Toia (73)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 9

Sander Vanocur (78)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 41

———————————

Anne Wexler (76)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus U.S. Treasury
Long Term Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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